UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                         to

Commission file number 1-8038

A.	Full title of the plan and the address of the plan, if different from that of the user named below:

KEY ENERGY SERVICES

401(K) SAVINGS AND RETIREMENT PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

KEY ENERGY SERVICES, INC.

(Exact name of registrant as specified in its charter)

1301 McKinney Street, Suite 1800
Houston, Texas	77010
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:   (713) 651-4300

KEY ENERGY SERVICES
401(k) SAVINGS AND RETIREMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits

Summary of Significant Accounting Policies

Notes to Financial Statements

SUPPLEMENTAL INFORMATION

Schedule H Line 4i - Schedule of Assets (Held at End of Year)
Schedule H Line 4j - Schedule of Reportable Transactions

EXHIBIT

Consent of Independent Auditor

Report of Independent Registered Public Accounting Firm

The Trustees

Key Energy Services

401(k) Savings and Retirement Plan

Midland, Texas

We have audited the accompanying statements of net assets available for benefits of Key Energy Services 401(k) Savings and Retirement Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004 and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion are presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Clifton Gunderson LLP

Amarillo, Texas

May 24, 2006

KEY ENERGY SERVICES 401(k) SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2005 and 2004

	2005	2004
CASH IN TRANSIT
Participant directed	$—	$55,570,214
Nonparticipant directed	—	4,415,672
Total cash in transit	—	59,985,886
RECEIVABLES
Sponsor contributions	95,026	391,709
Participant contributions	152,779	642,507
Total receivables	247,805	1,034,216
INVESTMENTS AT FAIR VALUE
Participant-directed investments	83,840,152	4,501,016
Nonparticipant directed:
Key Energy Employer Stock Fund	—	8,203,551
Total investments, at fair value	83,840,152	12,704,567
Total assets	84,087,957	73,724,669
LIABILITIES	306,584	178,491
NET ASSETS AVAILABLE FOR BENEFITS	$83,781,373	$73,546,178

These financial statements should be read only in connection with the accompanying summary of significant accounting

policies and notes to financial statements.

KEY ENERGY SERVICES 401(k) SAVINGS AND RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

Years Ended December 31, 2005 and 2004

	2005			2004
	Participant	Nonparticipant		Participant	Nonparticipant
	Directed	Directed	Total	Directed	Directed	Total
ADDITIONS
Investment income:
Net appreciation in fair value of investments	$4,098,917	$1,173,359	$5,272,276	$3,197,316	$1,227,066	$4,424,382
Investment interest and dividends	283,545	—	283,545	794,706	3,069	797,775
Investment income	4,382,462	1,173,359	5,555,821	3,992,022	1,230,135	5,222,157
Contributions:
Sponsor	5,639,987	—	5,639,987	65,943	5,726,269	5,792,212
Participants	10,414,525	—	10,414,525	10,343,565	220,752	10,564,317

Total contributions	16,054,512	—	16,054,512	10,409,508	5,947,021	16,356,529
Total additions before transfers	20,436,974	1,173,359	21,610,333	14,401,530	7,177,156	21,578,686
TRANSFERS
Other transfers, net	13,147,469	(13,147,469)	—	811,479	(811,479)	—
Total transferred assets	13,147,469	(13,147,469)	—	811,479	(811,479)	—
Total additions	33,584,443	(11,974,110)	21,610,333	15,213,009	6,365,677	21,578,686
DEDUCTIONS
Benefits paid to participants	10,245,092	1,002,972	11,248,064	7,443,332	1,637,300	9,080,632
Third-party administrator charges	93,224	33,850	127,074	90,098	19,955	110,053

Total deductions	10,338,316	1,036,822	11,375,138	7,533,430	1,657,255	9,190,685
Net increase (decrease) in net assets available for benefits	23,246,127	(13,010,932)	10,235,195	7,679,579	4,708,422	12,388,001
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	60,535,246	13,010,932	73,546,178	52,855,667	8,302,510	61,158,177
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$83,781,373	$—	$83,781,373	$60,535,246	$13,010,932	$73,546,178

These financial statements should be read only in connection with the accompanying summary of significant accounting

policies and notes to financial statements.

KEY ENERGY SERVICES 401(k) SAVINGS AND RETIREMENT PLAN

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

December 31, 2005 and 2004

BASIS OF PRESENTATION

The accompanying financial statements of Key Energy Services 401(k) Savings and Retirement Plan (the Plan) have been prepared using the accrual method of accounting.

INVESTMENTS

Effective January 1, 2005, JPMorgan Chase Bank assumed the responsibilities as trustee and accepted all assets except amounts allocated to the Key Energy Stock Fund. All trust assets, with the exception of the Key Energy Stock fund, were liquidated on December 31, 2004 for immediate transfer to JPMorgan Chase Bank. The Key Energy Stock Fund transferred in-kind to LaSalle Bank and was later liquidated as discussed below. JPMorgan Retirement Plan Services assumed the third-party administrative duties for the Plan effective January 1, 2005.

During 2005, the Plan’s investments were held by JPMorgan Retirement Plan Services as trustee for the Plan. The Plan’s investment options included investments in various registered investment companies and a common/collective trust fund with American Century (the Fund).

Investments in registered investment companies are stated at fair value as determined by quoted market prices.

The Fund primarily invests in guaranteed investment contracts, synthetic guaranteed investment contracts, bank investment contracts, and agreements to resell securities purchased. In addition, from time to time, the Fund may invest in cash or other readily marketable securities. The Fund is divided into units of participation. The Fund expects that each unit will have a constant value of $1. The value of each unit is determined at the close of business each day by adding the value of all the Fund’s assets, subtracting all accrued expenses and liabilities, and dividing by the number of units outstanding.

During 2004, the Plan’s investments were held by Prudential Bank & Trust Company, FSB (formerly CIGNA) as trustee for the Plan. The Plan’s investment options included Key Energy Services (the Plan Administrator and Sponsor) common stock and investment contracts with Prudential Retirement Insurance & Annuity Company (Prudential). Prior to April 2004, participants could direct a portion of their account to be invested in Sponsor common stock. Part of the investments in Sponsor common stock are not participant directed and it is not administratively feasible to separate these investments; therefore, investments in Sponsor common stock are all reported as nonparticipant directed investments. Investments in Sponsor common stock were stated at fair value, as determined by quoted market prices, in the accompanying financial statements.

In April 2004, employee and employer contributions and transfers into the Sponsor common stock were suspended due to the delayed filing of the Sponsor’s annual financial report with the United States Securities and Exchange Commission. All subsequent nonparticipant directed contributions were directed to the Balanced I, Wellington Management Fund through December 31, 2004. During 2005, the Sponsor common stock was liquidated and all assets that had not transferred by December 15, 2005 were moved to the American Century Stable Asset Fund.

During 2004, participants could direct investment of their account to a variety of investment contracts. Assets invested in the Prudential Guaranteed Income Account were maintained in Prudential’s general account. Prudential credited the account with earnings on the underlying investments and charged the account for participant withdrawals and administrative expenses. The contract is included in the accompanying financial statements at fair value as reported to the Plan by Prudential. Fair value is deemed to approximate contract value, which represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct withdrawal or transfer all or a portion of their investment at contract value; however, Prudential has the right to defer such withdrawals or transfers. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and interest rate was approximately 2.90% for 2004. The crediting interest rate is based on a formula agreed upon with the issuer and is adjusted on a semi-annual basis to reflect market conditions.

Other investment contract investment options in 2004 included various Prudential pooled separate accounts (PSAs). The only amounts that Prudential allows to be allocated to these PSAs were amounts contributed in accordance with the terms of pension or profit sharing plans qualified under section 401 of the IRC, as amended, governmental plans as defined in section 414(d) of the IRC, as amended, or eligible deferred compensation plans as defined in section 457 of the IRC, as amended. Assets allocated to the PSAs were segregated from Prudential’s other assets and were subject only to the claims of contracts participating in each PSA. Any transfer, distribution or disbursement from these PSAs may be delayed for a period of up to thirty days, if there is a negative cash flow into the PSA, considering all contracts with funds in the PSA on that valuation date.

Certain of these PSAs invest primarily either in publicly issued bonds or common stocks of domestic or non-United States companies, other types of equity securities or in debt-types of securities. Such assets may, however, be invested in any investment which Prudential deems to be permissible, in its sole discretion, under applicable law. Any income, gains or losses, realized or unrealized, from the assets in these PSAs were credited to or charged against said PSA without regard to the other income, gains or losses of Prudential. These PSAs were divided into units of participation. The value of a unit of participation was determined by Prudential daily and is equal to the market value of the account, determined by Prudential based on its established procedures for valuing assets, divided by the total number of units of participation.

Other PSAs invested in shares of underlying mutual funds sponsored and advised by investment companies not related to Prudential. In addition, from time to time, Prudential may invest such assets in short-term money market instruments, cash or cash equivalents. Any income, gains or losses, realized or unrealized, from the assets in these PSAs were credited to or charged against that PSA without regard to the other income, gains or losses of Prudential. These PSAs were divided into units of participation. The value of a unit of participation was determined by Prudential daily and was based on the market value of the assets in the PSA at the close of Prudential’s business on that day, divided by the total number of units of participation. The market value of the investments in these PSAs was determined by the net asset value (NAV) of the shares plus the value of any dividends and capital gain distributions.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

December 31, 2005 and 2004

PAYMENT OF BENEFITS

Benefits are paid when due and recorded when paid.

ADMINISTRATIVE COSTS

Certain administrative services and the use of office fixtures and equipment are provided to the Plan by the Sponsor and no provision for these costs are included in the accompanying financial statements. All other administrative expenses are recognized when incurred.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

RECLASSIFICATION

Certain amounts in 2004 have been reclassified to conform with the 2005 presentation.

This information is an integral part of the accompanying financial statements.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Plan is provided for general information. Participants should refer to the Plan document for more complete information concerning the Plan’s provisions.

General

The Plan is a contributory, defined contribution plan covering substantially all employees of the Sponsor. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Participants may contribute up to 100% of their eligible considered compensation annually. Eligible considered compensation, as defined in the Plan, is the participant’s pretax compensation less any contributions to any cafeteria plan or other deferred compensation plans, garnishments, and withholdings for applicable payroll taxes. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. In 2005, the Plan offered 15 investment options. The Sponsor contributed 100% of the first 4% for both 2005 and 2004 of eligible compensation that a participant contributed to the Plan. During 2004, the sponsor’s matching contribution was invested in the Key Energy Employer Stock Fund through April 1, 2004 and in the Balanced I/Wellington Management Fund from April 1, 2004 through December 31, 2004. During 2005, the Sponsor’s matching contribution was participant directed. Additional profit sharing amounts may be contributed at the option of the Sponsor’s board of directors and are invested in a portfolio of investments as directed by the Participant. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Sponsor’s contributions and earnings on the participant’s account investments. Sponsor contribution allocations are based on pro rata participant compensation.

Vesting

Participants are always vested in their contributions and earnings thereon. Participants vest in the Sponsor’s contribution portion of their accounts (including earnings thereon) based on years of continuous service within a 4-year graded vesting schedule.

Participant Loans

Participants may borrow a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5% to 11.5%, which are commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. A participant may receive the value of the vested interest in his or her account as a lump-sum distribution upon termination for other reasons.

Forfeited Accounts

At December 31, 2005 and 2004 forfeited non-vested accounts totaled $144,836 and $138,267, respectively. These accounts will be used to reduce future employer contributions and administrative expenses. Also, during the year, forfeitures were used as follows:

	2005	2004
Administrative expenses	$95,980	$12,326
Employer contributions	$259,336	$109,346

Tax Status

The Internal Revenue Service (IRS) had determined and informed the Sponsor by a letter dated September 7, 2001, that the Plan and related Trust were designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan continues to be designed and operated in compliance with the applicable IRC requirements.

Termination

Although it has no intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants would automatically become 100% vested in their Sponsor contributions.

NOTE 2 - INVESTMENTS

Components of the Plan’s investments as of December 31, 2005 and 2004 are presented below. Individual investments that represent five percent or more of the Plan’s net assets are separately identified with an asterisk (*). Investments at fair value as determined by quoted market price are identified with “QMP.”  Investments at fair value as determined by JPMorgan Retirement Plan Services in accordance with estimate fair value are identified with “Est.”  The Key Energy Stock Fund is nonparticipant directed; all other investments are participant directed.

		Fair Value
		Determined By
			2005	2004
*	American Century Equity Index	QMP	8,626,040
*	American Century My Retirement Portfolio 2025	QMP	9,504,512	—
	Other registered investment companies	QMP	28,961,525	—
	Registered investment companies		47,092,077	—
*	American Century Stable Asset	Est	31,469,461	—
	Common/collective trusts		31,469,461	—
*	Key Energy Employer Stock Fund	QMP	—	8,203,551
*	Participant Loans	Est	5,278,614	4,501,016
			$83,840,152	$12,704,567

During the year ended December 31, 2005 participant directed investments (including gains and losses realized and unrealized) appreciated in value by $4,098,917 which included $808,677 related to common/collective trusts and $3,290,240 related to registered investment companies. During the year ended December 31, 2004 participant directed investments (including gains and losses realized and unrealized) appreciated in value by $3,197,316.

During the years ended December 31, 2005 and 2004, non-participant directed investments, appreciated in value (including gains and losses realized and unrealized) by $1,173,359 and $1,227,066, respectively.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Employer pays certain administrative expenses of the Plan. In addition, the Employer provides certain administrative services to the Plan at no cost. These costs were not significant.

NOTE 4 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL INFORMATION

KEY ENERGY SERVICES 401(k) SAVINGS AND RETIREMENT PLAN**

SCHEDULE H LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

		(c)
	(b)	Description of investment
	Identify of issue,	including maturity date,		(e)
	borrower, lessor	rate of interest, collateral,	(d)	Current
(a)	or similar party	par or maturity value	Cost [1]	Value

	American Century	Small Cap Value		$4,185,079
	American Century	Equity Index		8,626,040
	American Century	My Retirement Income Portfolio		828,848
	American Century	My Retirement Portfolio 2015		1,314,965
	American Century	My Retirement Portfolio 2025		9,504,512
	American Century	My Retirement Portfolio 2035		1,015,999
	American Century	My Retirement Portfolio 2045		1,076,241
	American Century	Growth Fund of America		3,364,338
	Calamos	Calgrowth		3,282,488
	Allianz	CCM Emerging Companies		2,067,976
	Hotchkis and Wiley	Large Cap Value		3,569,526
*	JPMorgan	Mid Cap Value		705,765
*	JPMorgan	Core Bond A		3,886,723
*	JPMorgan	International Equity		3,663,577
	American Century	Stable Asset		31,469,461

		Loans to Participants; interest rates between 5% and 11.5%; with various maturity dates		5,278,614
				$83,840,152

*	An asterisk (*) in column (a) indicates a party-in-interest to the Plan.
**	Employer identification number (EIN) - 04-2648081
Plan number (PN) - 001
[1]	Cost information is omitted with respect to participant and/or beneficiary-directed transactions.

KEY ENERGY SERVICES 401(k) SAVINGS AND RETIREMENT PLAN*

SCHEDULE H LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

Year ended December 31, 2005

(a) Identity of party involved	(b) Description of asset (include interest rate and maturity in case of a loan)	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)

American Century	Equity Index	$8,105,062	$—	$—	$—	$8,105,062	$8,105,062	$—
American Century	Small Cap Value	3,744,363	—	—	—	3,744,363	3,744,363	—
American Century	My Retirement Portfolio 2025	8,458,215	—	—	—	8,458,215	8,458,215	—
American Century	Stable Asset	21,379,919	—	—	—	21,379,919	21,379,919	—
JPMorgan	Key Energy Stock	—	9,384,733	—	—	7,171,450	9,384,733	2,213,283
JPMorgan	Key Energy Stock	413	—	—	—	413	413	—

* Employer identification number (EIN) - 04-2648081; Plan number (PN) - 001

EXHIBIT

Designations	Description	Method of Filing

Exhibit 23.1	Consent of Independent Auditor	Filed with this Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Key Energy Services 401(k) Savings and Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KEY ENERGY SERVICES 40l (k) SAVINGS AND RETIREMENT PLAN

Date:	June 29, 2006	By:	/s/ Kim Clarke
Kim Clarke
Senior Vice President—Chief People Officer

Exhibit Index

Exhibit No.	Description
23.1	Consent of Independent Auditor